CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
9 North West Fourth Ring Road
Yingu Mansion Suite 1708
Haidian District Beijing
People’s Republic of China 100190
+86 10 82525361

August 23, 2012

By EDGAR Transmission

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Advanced Construction Materials Group, Inc.
Form 10-K for the Year Ended June 30, 2011
Filed September 23, 2011
Form 10-K/A for the Year Ended June 30, 2011
Filed September 26, 2011
Form 10-Q for the Period Ended March 31, 2012
Filed May 14, 2012
File No. 1-34515

Dear Mr. Decker:

On behalf of China Advanced Construction Materials Group, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered to the Company on July 26, 2012, providing the Staff’s comments with respect to the above-referenced Annual Report on Form 10-K, as amended (the “10-K”), and Quarterly Report on Form 10-Q (the “10-Q”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis

Form 10-K for the Year Ended June 30, 2011

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Company Response:

We have provided the form of disclosure responsive to each comment that requests additional disclosures or other revisions which we will include in future filings to the extent applicable.

We may be exposed to potential risks relating to our internal controls over…page 20

Division of Corporation Finance
August 23, 2012

2.

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a)

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Company Response:

We have operations at 19 locations, which consist of 4 locations in Beijing for concrete manufacturing and selling and 15 locations outside Beijing for concrete processing. We maintain complete operational control over the operations at all 19 locations to minimize financial reporting risks associated with having multiple operating locations.

We have a separate Internal Control Department responsible for the Company’s internal control program and evaluation of the effectiveness of the program. The Internal Control Department is staffed with one manager and two staff members and works under the supervision of the audit committee of our board of directors (the “Audit Committee”) and submits reports to our Audit Committee at least once every quarter. We have internal control rules to which all departments of the Company must adhere, including enterprise wide ITGC (Information Technology General Control) procedures and business unit-related ITAC (Information Technology Application Control) procedures to ensure that the information technology we use operates as intended, data are reliable and the enterprise and the business units comply with applicable laws and regulations. The Internal Control Department updates the procedure description according to the Company’s operations.

The Internal Control Department conducts annual walk-through’s and quarterly on-spot inspections of all operating locations, in which representatives from the Finance Department and the Human Resources Department participate, and during which the staff of the Internal Control Department reviews all of the locations’ financial records and record maintenance practices, and conducts inventory check and random interviews with employees, suppliers and customers. The other measures we use to maintain control over financial reporting include, but are not limited to (i) holding monthly telephonic meetings with each operating location at which management, our Finance Manager, our Internal Control Department staff and staff from the operation location participate, and at which the manager in charge of such location submits a report regarding the operations of the location, and (ii) periodic reviews (at least once every quarter) by our Finance Department of the financial records and original documents of all operating locations.

b)

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S.GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Division of Corporation Finance
August 23, 2012

Company Response:

All of our operating subsidiaries are located outside the U.S. and maintain their books and records in accordance with Chinese GAAP by a financial reporting system called JINDIE.

Currently we engage an outside advisor (the “Advisor”), an individual, to convert our books and records to U.S. GAAP for SEC reporting.

Our Finance Department provides the relevant financial documents including, but not limited to, trial balance, detail ledger and PBC list to the Advisor on a quarterly basis. The Finance Department is responsible for ensuring that the management accounts are prepared in accordance with the Company’s accounting policies and Chinese GAAP before U.S. GAAP conversion. The Advisor completes the consolidation and conversion process and makes adjustments to reflect the differences between Chinese GAAP and U.S. GAAP.

In order to make sure all adjustments are properly and sufficiently made, first the Company CFO and then the independent auditor review the U.S. GAAP translation of financial information, including all adjusting entries, and the converted financial reports with relevant notes. Finally, our Audit Committee reviews the financial reports.

c)

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

what relevant education and ongoing training he or she has had relating to U.S. GAAP;

the nature of his or her contractual or other relationship to you;

whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Division of Corporation Finance
August 23, 2012

Company Response:

Currently the Advisor converts our books and records to U.S. GAAP for SEC reporting. In the process, the Advisor works closely with our Finance Department and our Company CFO.

The Finance Manager, who currently also serves as interim CFO, has over 15 years of finance management experience. He is a Certified Internal Auditor and Chinese Certified Tax Agent. He has served as Finance Manager and Financial Controller of various PRC-based companies. He also served as Finance Manager of one our subsidiaries for three years and as Financial Controller of another of our subsidiaries for 15 months before becoming Company Finance Manager. Thus he knows the industry and the Company’s business and operations well.

The former Company CFO, who was an employee of the Company and resigned in November 2011, received his Bachelor of Science from Cornell University and completed advanced degree studies both in International Finance at the Graduate Institute of International Studies in Geneva Switzerland as well as in Chinese affairs from Princeton University and the Johns Hopkins School of Advanced International Studies in Nanjing, China. Although he does not hold any accounting-related professional designations, he has finance and business experience to be familiar with U.S. GAAP. He has extensive experience in advising multi-national and Asian companies on key corporate initiatives such as M&A, debt and equity financing, restructuring, privatization and business expansion. Among other positions, he was managing partner of a corporate finance advisory firm, and was a vice president of a financial & investment services company, he was the ING Beijing Investment arm of Baring Private Equity Partners in Hong Kong and ABN AMRO in Beijing. He also served for two years as a director of a China-based company whose shares are quoted on OTCBB.

d)	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

the name and address of the accounting firm or organization;

the qualifications of their employees who perform the services for your company;

how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Company Response:

During FY 2011 and through the fiscal quarter ended December 31, 2011, we retained UHY Advisors NY, Inc. (“UHY Advisors”) to prepare our financial statements under U.S. GAAP and evaluate the effectiveness of our internal control. The address of UHY Advisors is: 19 West 44th Street New York, NY 10036.

Division of Corporation Finance
August 23, 2012

The employees of UHY Advisors who provided service to us had relevant education and training experience related to U.Ss GAAP. The responsible manager is a Certified Internal Auditor and CPA.

UHY Advisors is one of the biggest professional consulting firms in the U.S. With many of its practice leaders having Big 4 experience, UHY Advisors has rich experience in assisting the clients for financial, tax and business matters. It has provided consultation and audit services to many Chinese companies that are listed in the U.S.

Because UHY Advisors provided services to us on a fixed fee basis, we do not know the number of hours UHY Advisors spent in FY 2011 performing services for us. For preparation of our report on Form 10-Q for the period ended December 31, 2010, the working period of UHY Advisors was from January 17, 2011 to February13, 2011. For preparation of our report on Form 10-K for FY 2011, the working period of UHY Advisors was from July 31, 2011 to September 23, 2011. For preparation of our report on Form 10-Q for the quarter ended September 30, 2011, the working period of UHY Advisors was from July 31, 2011 to September 23, 2011. For preparation of our report on Form 10-Q for the six months ended December 30, 2011, the working period of UHY Advisors was from January 17, 2012 to February 23, 2012.

For work related to FY 2011, we paid UHY Advisors $36,000. For work related to the period from July 1, 2011 through December 31, 2011, we paid UHY Advisors $30,000.

e)

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

how many hours they spent last year performing these services for you; and

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Company Response:

In the second half of FY 2012, we retained the Advisor, who is not our employees and is not employed by an accounting firm or other similar organization, to prepare our financial statements under U.S. GAAP and evaluate the effectiveness of our internal control, which the individual currently continues to do.

This individual has the following qualifications by which we believe he is qualified to prepare our financial statements and evaluate the effectiveness of our internal control over financial reporting: seven years work experience in SEC reporting and SOX internal control compliance for a publicly-traded company in US; six years working experience in financial management sector in China Telecom Corp. Ltd., a public company listed on NYSE; good knowledge and hands on experience in system consolidation, such as Hyperion and Clarity consolidation; good analytic skill in financial statements analysis, credit analysis and economic forecasting; familiarity with Chinese GAAP and U.S. GAAP, FASB rules and SEC filing requirements, and solid experience in Clarity Consol and FSR reports.

Division of Corporation Finance
August 23, 2012

Because the Advisor provides services to us on a fixed fee basis, we do not know the number of hours the Advisor spent in FY 2012 performing services for us. For preparation of our report on Form 10-Q for the period ended March 31, 2012, the working period of the Advisor was from April 21, 2012 to May 11, 2012.

For the work related to the second half of FY 2012, we paid $10,000 to this individual.

Management’s Discussion and Analysis, page 29

Consolidated Results of Operations, page 34

Comparison of the Years Ended June 30, 2011 and 2010, page 35

3.

Please enhance your disclosure to separately discuss with quantification the business reasons for changes between periods in income from operations by reportable segment. Please also disclose with quantification the business reasons for changes between periods in amounts shown in the corporate column on page F-25 of your segment footnote.

Company Response:

We note the Staff’s comment and propose to include in future filings a discussion of Income from operations to the effect set forth below, updated as appropriate to reflect results for the relevant reporting period:

Income from Operations. We recognized income from operations of $9,040,751 for the year ended June 30, 2011, as compared to income from operations of $13,896,567 for the year ended June 30, 2010, a decrease of $4,855,816. Such decrease in income from operations was primarily due to an increase of $11,164,066 in selling, general and administrative expenses, a decrease in income from operation of our technical services business, and a decrease in income from operations of our other services business.

Income from operations of our concrete sales business for the year ended June 30, 2011, was $14,927,062, an increase of 163% from income from operations of this segment of $5,686,379 for the year ended June 30, 2010. The increase was primarily due to the higher demand in policy housing, higher prices for our concrete products in Beijing as compared to the prior fiscal year, and a 25% average price increase in the second fiscal quarter of our 2011 fiscal year.

Income from operations of our manufacturing services business for the year ended June 30, 2011, was $ 7,394,847, less unchanged from income from operations of this segment of $ 7,311,730 for the year ended June 30, 2010.

Division of Corporation Finance
August 23, 2012

Income from operations of our technical services business for the year ended June 30, 2011, was $ 2,558,096, a decrease of 44% from income from operations of this segment of $ 4,543,163 for the year ended June 30, 2010. The decrease was primarily due to the service term expiration of two technically serviced plants in Beijing when compared to the year ended June 30, 2010.

Income from operations of our other services business segment for the year ended June 30, 2011, was $11,218, a decrease of 99% from income from operations of this segment of $1,050,880 for the year ended June 30, 2010. The decrease was primarily due to the fact that we experienced greater overall fleet capacity utilization as our business expanded.

Corporate recorded depreciation of $180,446 in the year ended June 30, 2011, an increase of 214% from the depreciation of $42,126 recorded in the year ended June 30, 2010, primarily due to an increase of $469,811 in average fixed assets used in our general corporate operations. Corporate recorded segment loss of $15,695,723 in the year ended June 30, 2011, compared to recorded segment loss of $5,053,494 in the year ended June 30, 2010. The increase in segment loss was primarily due to bad debt expense of $7.4 million in the year ended June 30, 2011, compared to $8,651 in the year ended June 30, 2010.

4.

You indicate that the increase in selling, general and administrative expenses was principally due to an increase in bad debt expenses of approximately $7.4 million, including $2.3 million of direct write-off. Please revise your disclosure to provide a more robust discussion of your bad debt expenses. Please discuss the facts and circumstances surrounding this increase in bad debt expenses in 2011 compared to the prior period.

Company Response:

The discussion of bad debt expenses was included in the “Selling, General and Administrative Expenses” disclosure under the “Comparison of the years Ended June 30, 2011 and 2010” section of Item 7 of the 10-K. However, beginning with our report on Form 10-Q for the quarter ended September 30, 2011, rather than including it as a component of selling, general and administrative expenses, we added provision for doubtful accounts as a separate line item and included a discussion of that item in the comparison of periodic results in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

In future filings, to the extent such information would be material to an understanding of our results of operations, we will include a discussion of provision for doubtful accounts to the effect set forth below, updated as appropriate to reflect results for the relevant reporting period:

Provision for Doubtful Accounts. Provision for doubtful accounts was approximately $7.38 million for the year ended June 30, 2011, including a bad debt write-off of $2.3 million, an increase of approximately $7.37 million and $2.3 million, respectively, compared to provision for doubtful accounts of approximately $0.01 million and bad debt write-off of $0 for the year ended June 30, 2010.

In accordance with our allowance for doubtful accounts policy, at the end of each quarter, we conduct aging analysis of each customer’s arrears to determine whether allowance for doubtful accounts is adequate. In establishing allowance for doubtful accounts, we consider the historical experience, economy, the trend in the construction industry, the expected collectability of amount receivable that past due and the expected collectability of overdue receivable. An estimate of doubtful accounts is recorded when collection of the full amount is no longer probable. Known bad debts are written off against allowance for doubtful accounts when identified. The accrual ratio is 5% for accounts receivable past due less than one year, 50% for accounts receivable past due between overdue from one to two accrual ratio for accounts receivable past due beyond 2 years. Due to concern over inflation, the Chinese government began to tighten its monetary policy from October of 2010, which affected the real estate and construction industries adversely. As a result, our accounts receivable increased and the bad debt expenses also increased. Some of our customers appeared to have the problems of declining business and shortage in cash. In view of that, we took a more conservative approach and estimated that the amount of accounts receivable that would not be received to be $7.4 million and known bad debts to be $2.3 million.

Division of Corporation Finance
August 23, 2012

Liquidity and Capital Resources, page 37

General

5.	Since your foreign operations appear to be significant, please disclose the following:

The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of year-end;

You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them, if true; and

Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06. a.

Company Response:

In future filings, to the extent such information would be material to an understanding of our results of operations, we propose to include enhanced disclosure of cash and cash equivalents in “Liquidity and Capital Resources” to the effect set forth below, updated as appropriate to reflect results for the relevant reporting period:

As of June 30, 2011, we had cash and cash equivalents of $1,610,699,restricted cash of $928,200 and short-term investment of $12,221,300. As of June 30, 2011, subsidiaries outside the U.S. held, in the aggregate, cash and cash equivalents of $1,574,192, restricted cash of $928,200 and short-term investments of $12,221,300. We would be required to accrue and pay U.S. taxes if we were to repatriate these funds. We will assess the feasibility and plan any transfer in accordance with foreign exchange regulations, taking into account tax consequences. Any company which is registered in mainland China must apply to the State Foreign Exchange Administration for approval in order to remit foreign currency to any foreign country. As we conduct all of our operations in China, the inability to convert cash and short-term investments held in RMB to other currencies should not affect our liquidity.

Division of Corporation Finance
August 23, 2012

The following table provides detailed information about our net cash flow for financial statement periods presented in this report:

	Summary of Cash Flow Statements For the years ended June 30,
	2011	2010
Net cash used in operating activities	$(2,700,701)	$(192,516)
Net cash used in investing activities	(13,270,477)	(7,099,316)
Net cash provided by financing activities	14,117,366	6,936,571
Effect of foreign currency translation on cash and cash equivalents	163,691	21,276
Net decrease in cash and cash equivalent	$(1,690,121)	$(333,985)

Cash Provided By Operating Activities, page 39

6.

Net cash used in operating activities was $2.7 million for the year ended June 30, 2011, as compared to $0.2 million for the FY 2010. You indicate that the increase was primarily due to the increase of accounts receivable due to increase sales coupled with slower collection of the receivables and other receivables, an increase in accounts payable and taxes payable and a decrease of inventories during the year ended June 30, 2011. Please expand this disclosure to discuss the underlying reasons for changes in your other working capital components, with specific discussions for accounts inventories, prepayments, accounts payable and accrued liabilities, as applicable. Given the impact of the changes in your accounts receivable (including your provision for doubtful accounts), please also consider whether a discussion of financial measures such as accounts receivable turnover and days sales outstanding would be relevant to a reader of your financial statements. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Company Response:

In future filings, to the extent such information would be material to an understanding of liquidity and capital resources, we propose to expand our disclosure of Net cash used in operating activities in “Liquidity and Capital Resources” to the effect set forth below, updated as appropriate to reflect results for the relevant reporting period:

Operating Activities. Net cash used in operating activities totaled $2,700,701 for the year ended June 30, 2011, as compared to net cash used in operating activities of $192,516 for the year ended June 30, 2010. The increase in net cash used in operating activities was primarily due to an increase of $24,220,818 in accounts receivable from $28,605,681 for the year ended June 30, 2010 to $52,826,499 for the year ended June 30, 2011, which increase was due to an increase in sales revenue of 48.22% in the year ended June 30, 2011 over sales revenue for the prior year, which was partially offset by an increase of $ 17,183,226 in accounts payable, from $5,633,766 to $23,464,257, also due to the increase in sales revenue in the year ended June 30, 2011.

Division of Corporation Finance
August 23, 2012

One factor that impacted our net cash used in operating activities was slower collection of accounts receivable and other receivables on account of the tightening of monetary policy from October of 2010 by the Chinese government due to its concern over inflation, which affected the real estate and construction industries adversely. Because some of our customers appeared to have the problems of declining business and shortage in cash, our days sales outstanding lengthened to 160 days in the year ended June 30, 2011, compared to 91 days in the year ended June 30, 2010 and accordingly, our accounts receivable turnover ratio was 2.28 in the year ended June 30, 2011, compared to 3.89 in the year ended June 30, 2010.

Other factors that affected our net cash used in operating activities included: (i) a decrease of inventory, by $780,312, during the year ended June 30, 2011 due to a higher inventory turnover as a result of higher sales and (ii) an increase in prepayment, from $1,450,571 in the year ended June 30, 2010 to $2,077,737 in the year ended June 30, 2011, because the Company prepaid suppliers of crucial raw materials in order to guarantee the supply of these materials, which was partially offset of decrease in long-term prepayment (from $370,275 in the year ended June 30, 2010 to $1,889,000 in the year ended June 30, 2011), as the Company increased its short-term loan to finance working capital. In addition, customer deposits decreased by $142,306 because a small portion of sales revenue for the year ended June 30, 2011 was debited against customer deposits paid by customers in the previous fiscal year; accrued liabilities, principally water, electricity and other utilities at our facilities increased as sales revenue increased; and taxes payable decreased by $880,754 as the Company paid all taxes in the year ended June 30, 2011.

Critical Accounting Policies and Estimates, page 39

Accounting for Long-lived Assets, page 40

7.

We note your disclosures regarding impairment of long-lived assets. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including property, plant and equipment, please disclose the following:

How you group long-lived assets for impairment and your basis for that determination;

How you determine when long-lived assets should be tested for impairment;

How frequently you evaluate for the types of events and circumstances that may indicate impairment;

Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and

The carrying value of any long-lived assets or asset groups for which the carrying value is close to corresponding undiscounted cash flows or fair value.

Division of Corporation Finance
August 23, 2012

Company Response:

In future filings, to the extent such information would be material to an understanding of our accounting for long-lived assets, we propose to include enhanced the disclosure under “Accounting for long-lived assets” in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the applicable note in the Financial Statements to the effect set forth below, updated as appropriate to reflect results for the relevant reporting period:

We classify our long-lived assets into: (i) plant and machinery; (ii) transportation equipment, (iii) office and equipment; and (iv) buildings and improvements. The classification is based on Chinese GAAP.

Long-lived assets held and used by us are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be fully recoverable. It is possible that these assets could become impaired as a result of technology or other industry changes. The recoverability value of an asset to be held and used is determined by comparing the carrying amount of such asset against the future net undiscounted cash flows to be generated by the asset. Our principal long-lived assets are our property, plant and equipment assets.

We must make various assumptions and estimates regarding estimated future cash flows and other factors in determining the fair values of the respective assets. We use set criteria that are reviewed and approved by various levels of management, and estimate the fair value of our reporting units by using undiscounted cash flow analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for the underlying assets at such time. Any such resulting impairment charges could be material to our results of operations.

If the value of such an asset is determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less disposition costs. No events or changes in our business or circumstances required us to test for impairment of our long-lived assets during 2010 and 2011, and accordingly, we did not recognize any impairment loss during these periods.

Competitive pricing pressure and changes in interest rates could materially and adversely affect our estimates of future net cash flows to be generated by our long-lived assets, and thus could result in future impairment losses.

Financial Statements

Note 16 – Business Segments, page F-25

8.

Please disclose the types of amounts included in the corporate column for each period presented and disclose why these amounts were not allocated to other reportable segments. Refer to ASC 280-10-50-29.

Division of Corporation Finance
August 23, 2012

Company Response:

The types of amounts included in the corporate column for the years ended June 30, 2011 and 2010 are:

	Years ended June 30,
	2011	2010
Depreciation	$(180,446)	$(42,126)
Other income (expenses)	1,577,185	(2,582,939)
Interest Income	591,376	9,001
Interest expenses	(703,837)	(23,834)
Capital expenditure	–	(41,061)
Segment profit(1)	(15,695,723)	(5,053,494)

(1)

Segment profit reflected general and administrative expenses. General and administrative expenses primarily consisted of bad debt expense; salary, benefits and social insurance payments; rent; stock compensation; director fees, professional and legal fees paid to third parties.

All amounts shown in the Corporate column were incurred on the company headquarter level and did not relate to any of the reportable segments. Therefore, we do not believe it is appropriate to allocate these amounts to the reportable segments.

Note 17 – Legal Contingencies, page F-26

9.

You disclose that management does not expect any liability from the disposition of claims and litigation individually or in the aggregate would have a material adverse impact on your consolidated financial position or results of operations. Please revise your discussion to address the expected effect on your cash flows, as well. Please revise your disclosure on page 28 as well.

Company Response:

In future filings, to the extent such information would be material to an understanding of the impact of legal contingencies, we propose to revise our disclosure of Legal Proceedings and the Note to Financial Statements on Legal Contingencies to address the expected effect on our financial position, results of operations and cash flows.

Form 10-Q for the Period Ended March 31, 2012

General

10.	Please address the above comments in your interim filings as well, as applicable.

Company Response:

We note the Staff’s comment and will include disclosure responsive to above comments 3 through 9 in our interim filings, to the extent applicable.

*****

In connection with our responses to the Staff’s comments above, we acknowledge that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Division of Corporation Finance
August 23, 2012

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-10-8252-5361, or Woon-Wah Siu, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at +86-21-6137-7924.

Sincerely,

CHINA ADVANCED CONSTRUCTION
MATERIALS GROUP, INC.

By: /s/ Yanwei He
       Yanwei He
       Interim Chief Financial Officer

cc: Woon-Wah Siu, Esq.